Exhibit 99

IDACORP
1221 W. Idaho Street
Boise, ID   83702

May 7, 2009

FOR IMMEDIATE RELEASE

Lawrence F. Spencer, Director of Investor Relations
Phone:  (208) 388-2664
lspencer@idacorpinc.com

IDACORP, Inc. Announces First Quarter 2009 Results

BOISE—IDACORP, Inc. (NYSE:IDA) reported first quarter 2009 net income attributable to IDACORP, Inc. of $18.9 million or $0.40 per diluted share compared to $21.7 million or $0.48 per diluted share in the first quarter of 2008. Idaho Power Company, IDACORP’s principal subsidiary, reported first quarter net income of $19.3 million compared to $21.3 million in 2008.

IDACORP’s first quarter financial results are lower than the same quarter of last year principally due to certain changes in Idaho Power Company’s Power Cost Adjustment (PCA) mechanism. A May 2008 Idaho Public Utilities Commission (IPUC) Order implemented a change to the allocation method for recording base power supply costs which impacted the PCA expense levels during the first and second quarters of 2008. As a result, PCA expenses in the first quarter of 2008 were $6 million lower (thereby increasing earnings) than what would have been recorded had the orders been effective by the end of the first quarter 2008.

During the first quarter of this year several positive regulatory outcomes were achieved. Idaho Power received a four percent, or $27 million, rate increase from the IPUC in its general rate case; principally consisting of $11 million of Allowance for Funds Used During Construction relating to the Hells Canyon Complex relicensing project and $15 million of net power supply costs. The IPUC also approved changes to Idaho Power’s PCA mechanism, allowing recovery of net power supply costs on a more timely basis.

“Following up on our actions in 2008, we are aggressively managing company operations in response to challenging economic and regulatory conditions in 2009,” said J LaMont Keen, IDACORP, Inc. and Idaho Power Company’s President and CEO.  “We have reduced our workforce through attrition, significantly reduced our reliance on outside services and restricted travel and training expenses. Amidst these changes, our employees continue to provide exceptional service to our customers.

“While we expect 2009 to be a challenging year, we have seen positive results in the first quarter, including the passage of state legislation providing ratemaking assurances for large capital resource investments and the Swan Falls Settlement Agreement with the State of Idaho that shapes the future of important water management issues going forward.”

Performance Summary

A summary of IDACORP’s and each IDACORP subsidiary’s net income for the first quarter ended March 31, 2009 as compared to 2008 is as follows:

	Three Months Ended
	March 31,
	2009	2008
	(in thousands except per
	diluted share amounts)

Earnings From:
Idaho Power Company (IPC)	$19,284	$21,271
IDACORP Financial Services (IFS)	141	801
Ida-West Energy	188	55
Holding Company and All Other	(729)	(411)
Net income attributable to IDACORP, Inc.	$18,884	$21,716

Average outstanding shares–diluted	46,876	45,047
Earnings per diluted share	$0.40	$0.48

The following table presents a reconciliation of net income attributable to IDACORP, Inc. common shareholders for the three months ended March 31, 2008 to March 31, 2009 (in thousands):

March 31, 2008 Net income attributable to IDACORP, Inc.		$21,716
Change in IPC Net Income:
PCA allocation change	$(6,400)
FERC fees refund	(1,707)
Other revenue decrease due to lower Open Access
Transmission Tariff (OATT) rate	(1,729)
Increased income at Bridger Coal Company	4,097
Life Insurance benefits	2,189
Increased Interest income	1,621
Tax and Other	(58)
Total Change in IPC Net Income		(1,987)
Decreased net income at IFS (shown net of tax)		(660)
Other net decreases (shown net of tax)		(185)
March 31, 2009 Net income attributable to IDACORP, Inc.		$18,884

Idaho Power’s electric utility operating income declined $9.4 million primarily due to a May 2008 implementation of a PCA mechanism change authorized by the IPUC that required Idaho Power to change the method for recording base power supply costs which impacted the PCA expense levels during the first and second quarters of 2008.  As a result, PCA expenses in the first quarter of 2008 were $6.4 million lower (thereby increasing earnings) than what would have been recorded had the orders been effective by the end of the first quarter 2008.

Idaho Power’s sales volumes decreased five percent due in part to weather-related factors and the decline in commercial and industrial sales quarter-over-quarter. The impact of this reduction on operating income was partially mitigated by the Load Growth Adjustment Rate (LGAR) and Fixed Cost Adjustment (FCA) mechanisms, both of which were put in place to manage the impact of changes in sales volumes (PCA) and customer usage (FCA) as compared to the levels included in base rates.

Utility operating income was further impacted by the Idaho general rate case which required Idaho Power to reverse part of the refund of the Federal Energy Regulatory Commission fees recognized in 2006 decreasing income $1.7 million.  A reduction in the open access transmission rate decreased operating income $1.7 million.

Partially offsetting these items was a $4.1 million improvement in earnings from Bridger Coal Company, which had experienced losses in the first quarter of 2008 primarily due to difficulties related to the longwall mining operation, a $2.2 million increase in Other Income from life insurance investments and a $1.6 million increase in interest income primarily related to a federal income tax refund.

2009 Outlook

The outlook for key operating and financial metrics is:

2009 Estimates
Key Operating & Financial Metrics	Current	Previous
Idaho Power Operation &
Maintenance Expense (Millions)	No Change	$280-$290
Idaho Power Capital
Expenditures (Millions) (1)	No Change	$220-$230
Idaho Power Hydroelectric
Generation (Million MWh) (2)	No Change	6.5-8.5
Non-Regulated Subsidiary Earnings
and Holding Company Expenses (Millions)	No Change	$0.0-$3.0
Effective Tax Rates:
Idaho Power	No Change	31%-35%
Consolidated – IDACORP	No Change	24%-28%

(1)    For the three-year period, 2009-2011, IPC expects to spend approximately $780 - $800 million. This amount includes expenditures for the siting and permitting of major transmission expansions for Boardman to Hemingway, Gateway West, Hemingway Station and the Hemingway Hubbard facilities, but excludes the costs of the Langley Gulch power plant.  On March 6, 2009, IPC filed an application with the IPUC for a Certificate of Public Convenience and Necessity (CPCN) authorizing IPC to construct, own and operate the Langley Gulch power plant.  A decision from the IPUC is expected later this year.  If the IPUC grants the CPCN, Idaho Power expects to spend between $45-$50 million during 2009 on this project. Idaho Power’s estimate for construction of Langley Gulch is $427 million, including transmission interconnection costs.

(2)    The projected range for annual hydroelectric generation is based on current Snake River Basin snowpack at 91 percent of average on April 30 with reservoir levels approximately 8 percent above normal.

Web Cast / Conference Call

IDACORP will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time). All parties interested in listening may do so through a live Web cast, or by calling (706) 902-2991 for listen-only mode.  The conference ID is 94478540, but no password is required. Details of the conference call logistics are posted on the company’s Web site (http://www.idacorpinc.com). A replay of the conference call will be available on the company’s Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978. To learn more about Idaho Power or IDACORP, visit www.idahopower.com or www.idacorpinc.com.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are “forward-looking statements” within the meaning of federal securities laws. Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements. Factors that could cause actual results to differ materially from the forward-looking statements include:  The effect of regulatory decisions by the Idaho Public Utilities Commission, the Oregon Public Utility Commission and the Federal Regulatory Energy Commission affecting our ability to recover costs and/or earn a reasonable rate of return including, but not limited to, the disallowance of costs that have been deferred; changes in and compliance with state and federal laws, policies and regulations, including new interpretations by oversight bodies, which include the Federal Energy Regulatory Commission, the North American Electric Reliability Corporation, the Western Electricity Coordinating Council, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, of existing policies and regulations that affect the cost of compliance, investigations and audits, penalties and costs of remediation that may or may not be recoverable through rates; changes in tax laws or related regulations or new interpretations of applicable law by the Internal Revenue Service or other taxing jurisdictions; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and penalties and settlements that influence business and profitability; changes in and compliance with laws, regulations, and policies including changes in law and compliance with environmental, natural resources, endangered species and safety laws, regulations and policies and the adoption of laws and regulations addressing greenhouse gas emissions, global climate change, and energy policies; global climate change and regional weather variations affecting customer demand and hydroelectric generation; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generation, transmission and distribution facilities, including an inability to obtain required governmental permits and approvals, rights-of-way and siting, and risks related to contracting, construction and start-up; operation of power generating facilities including performance below expected levels, breakdown or failure of equipment, availability of transmission and fuel supply; changes in operating expenses and capital expenditures, including costs and availability of materials, fuel and commodities; blackouts or other disruptions of Idaho Power Company’s transmission system or the western interconnected transmission system; population growth rates and other demographic patterns; market prices and demand for energy, including structural market changes; increases in uncollectible customer receivables; fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing or refinance existing debt when necessary or on favorable terms, which can be affected by factors such as credit ratings, volatility in the financial markets and other economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; changes in interest rates or rates of inflation; performance of the stock market, interest rates, credit spreads and other financial market conditions, as well as changes in government regulations, which affect the amount and timing of required contributions to pension plans and the reported costs of providing pension and other postretirement benefits; increases in health care costs and the resulting effect on medical benefits paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; homeland security, acts of war or terrorism; natural disasters and other natural risks, such as earthquake, flood, drought, lightning, wind and fire; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements. Any such forward-looking statements should be considered in light of such factors and others noted in the companies’ Annual Report on Form 10-K for the year ended December 31, 2008 and other reports on file with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.
Condensed Consolidated Statements of Income
Summary Financial Information
(unaudited)
(thousands of dollars except for per share amounts)
	Three Months Ended
	March 31,
	2009	2008

Operating Revenues:
Electric utility:
General business	$187,927	$167,313
Off-system sales	28,530	33,363
Other revenues	11,572	12,120
Total electric utility revenues	228,029	212,796
Other	545	644
Total operating revenues	228,574	213,440
Operating Expenses:
Electric utility:
Purchased power	32,795	45,299
Fuel expense	39,133	37,237
Third-party transmission expense	906	497
Power cost adjustment	15,859	(17,744)
Other operations and maintenance	68,769	68,430
Energy efficiency programs(1)	4,057	3,364
Gain on sale of emission allowances	(228)	-
Depreciation	25,963	25,750
Taxes other than income taxes	5,062	4,803
Total electric utility expenses	192,316	167,636
Other expense	624	1,048
Total operating expenses	192,940	168,684
Operating Income (Loss):
Electric utility	35,713	45,160
Other	(79)	(404)
Total operating income	35,634	44,756
Other Income	6,921	3,741
Earnings (Losses) of Unconsolidated Equity-Method Investments	402	(4,036)
Interest Expense:
Interest on long-term debt	16,639	16,876
Other interest	836	596
Total interest expense	17,475	17,472
Income Before Income Taxes	25,482	26,989
Income Tax Expense	6,796	5,584
Net Income	18,686	21,405
Adjustment for loss attributable to noncontrolling interests	198	311
Net Income attributable to IDACORP, Inc.	$18,884	$21,716
Weighted Average Common Shares
Outstanding - Basic (000's)	46,831	44,953
Weighted Average Common Shares
Outstanding - Diluted (000's)	46,876	45,047
Earnings Per Share of Common Stock-basic and diluted:
Earnings attributable to IDACORP, Inc.	$0.40	$0.48
Dividends Paid Per Share of Common Stock	$0.30	$0.30
(1)	The “Demand-side management” line title was changed to “Energy efficiency programs” to
	reflect the terminology commonly used for these programs.

IDACORP, Inc.
Condensed Consolidated Statements of Cash Flows
For the Quarter Ended March 31, 2009 and 2008
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	Three Months Ended
	March 31,
	2009	2008

Operating Activities
Net Income	$18,686	$21,405
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	31,169	30,777
Deferred income taxes and investment tax credits	14,675	12,617
Changes in regulatory assets and liabilities	16,405	(20,466)
Undistributed losses of subsidiaries	12	931
Gain on sales of assets	(382)	-
Other non-cash adjustments to net income	940	120
Excess tax benefit from share-based payment arrangements	(128)	-
Change in:
Accounts receivable and prepayments	(8,119)	1,811
Accounts payable and other accrued liabilities	(41,655)	(29,869)
Taxes accrued	8,553	(5,843)
Other	4,197	9,434

Net cash provided by operating activities	44,353	20,917

Investing Activities
Additions to property, plant and equipment	(49,592)	(52,863)
Proceeds from the sale of non-utility assets	250	-
Proceeds from the sale of emissions allowances	2,341	-
Investments in affordable housing	(850)	(8,487)
Investments in unconsolidated affiliates	-	(5,000)
Proceeds from sale of investments	4,845	-
Maturity of held-to-maturity securities	-	1,780
Other	2,385	(531)

Net cash used in investing activities	(40,621)	(65,101)

Financing Activities
Issuance of long-term debt	100,000	-
Retirement of long-term debt	(8,735)	(1,779)
Dividends on common stock	(14,353)	(13,475)
Net change in short-term borrowings	(550)	57,063
Issuance of common stock	2,469	2,213
Acquisition of treasury stock	(1,408)	(269)
Excess tax benefit from share-based payment arrangement	128	-
Other	(998)	(131)

Net cash provided by financing activities	76,553	43,622

Net increase (decrease) in cash and cash equivalents	80,285	(562)

Cash and cash equivalents at beginning of period	8,828	7,966

Cash and cash equivalents at end of period	$89,113	$7,404

IDACORP, Inc.
Condensed Consolidated Balance Sheets
As of March 31, 2009 and December 31, 2008
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	March 31,	December 31,
	2009	2008
Assets
Cash and cash equivalents	$89,113	$8,828
Receivables, net of allowance	94,246	91,559
Other current assets	136,096	165,897
Total current assets	319,455	266,284

Investments	185,532	198,552
Property, plant and equipment-net	2,768,810	2,758,165

Regulatory assets	692,270	696,332
Other assets	103,611	103,512
Total other assets	795,881	799,844

Total Assets	$4,069,678	$4,022,845

Liabilities and Shareholders’ Equity
Current maturities of long-term debt	$81,502	$86,528
Notes payable	150,700	151,250
Accounts payable	53,010	96,785
Other current liabilities	75,580	61,105
Total current liabilities	360,792	395,668

Deferred income taxes	511,281	515,719
Regulatory liabilities	282,440	276,266
Other liabilities	322,988	344,870
Total other liabilities	1,116,709	1,136,855

Long-term debt	1,279,504	1,183,451
Shareholders’ equity	1,312,673	1,306,871

Total Liabilities & Shareholders’ Equity	$4,069,678	$4,022,845

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended
	March 31,
	2009	2008

Energy Use – MWh

Residential	1,533,859	1,588,912
Commercial	956,875	998,994
Industrial	780,973	850,838
Irrigation	7,257	11,061
Total General Business	3,278,964	3,449,805
Off-System Sales	576,673	517,944
Total	3,855,637	3,967,749

Revenue ($000’s)

Residential	$106,447	$95,242
Commercial	51,542	44,675
Industrial	31,044	26,657
Irrigation	571	739
Deferred Revenue	(1,677)	-
Total General Business	187,927	167,313
Off-System Sales	28,530	33,363
Total	$216,457	$200,676

Weather Statistics

Heating Degree-days	2,532	2,680
Precipitation (inches)	2.33	2.70

Customers – Period End

Residential	404,384	401,228
Commercial	64,016	63,026
Industrial	123	121
Irrigation	18,548	18,148
Total	487,071	482,523